Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated October 26, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Stock-Linked Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Annual Income Opportunity Notes with Auto Cap Linked to a Basket of Industry Titans

▸ $1,402,000 Annual Income Opportunity Notes with Auto Cap Linked to a basket of Industry Titans

▸ 7 year maturity

▸ Annual coupons based on basket performance, subject to the Auto Cap Rate of 7.00% per Reference Stock

▸ Annual Minimum Coupon Rate of 0.80% per annum

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Annual Income Opportunity Notes with Auto Cap (the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-19 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, beginning on page S-3 of the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note/total	$1,000/$1,402,000	$42/$58,884	$958/$1,343,116

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 4.20% and referral fees of up to 1.75% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of underwriting discounts and referral fees exceed 4.75% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-19 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.
Annual Income Opportunity Notes with Auto Cap Rate



Linked to a basket of Industry Titans

This pricing supplement relates to an offering of Notes linked to a basket of ten common stocks (each a "Reference Stock," and the basket, the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with annual coupons linked to the Reference Stocks as described below.

The offering of Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. The following key terms relate to the offering of Notes:

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per Note

Reference Stocks: The common stocks of the following Reference Stock Issuers

Reference Stock Issuers	Ticker Symbol	Relevant Exchange	Initial Price[1]		Reference Stock Issuers	Ticker Symbol	Relevant Exchange	Initial Price[1]
Altria Group, Inc.	MO	NYSE	$31.76		Maxim Integrated Products, Inc.	MXIM	NASDAQ	$27.77
Amgen Inc.	AMGN	NASDAQ	$87.63		Monsanto Company	MON	NYSE	$86.60
Apple Inc.	AAPL	NASDAQ	$604.00		Pfizer Inc.	PFE	NYSE	$25.43
AT&T Inc.	T	NYSE	$34.63		Silver Wheaton Corp.	SLW	NYSE	$39.26
Exelon Corporation	EXC	NYSE	$35.49		Wells Fargo & Company	WFC	NYSE	$33.97

[1] For each Reference Stock, its Official Closing Price on the Pricing Date.

Payment at Maturity: For each Note, the Principal Amount plus the Coupon due on the Maturity Date.

Auto Cap Rate: 7.00% per Reference Stock, which will, in effect, make the maximum Coupon Rate with respect to each Coupon Payment Date the same rate as the Auto Cap Rate.

Floor Rate: -25.00% per Reference Stock.

Minimum Coupon Rate: 0.80% per annum

Coupon: With respect to each Coupon Payment Date, for each $1,000 Principal Amount of Notes, the Coupon will equal: $1,000 × the Coupon Rate applicable to such Coupon Payment Date.

Coupon Rate: For any Coupon Payment Date, the greater of (a) the arithmetic average of the Stock Performances of all the Reference Stocks, calculated on the relevant Coupon Valuation Date (which will not be greater than the Auto Cap Rate), and (b) the Minimum Coupon Rate.

Stock Performance: For each Reference Stock on each Coupon Valuation Date:
 If the Reference Stock Return is greater than or equal to zero, an amount equal to the Auto Cap Rate;
 If the Reference Stock Return is less than zero, an amount equal to the greater of:
  a) the Reference Stock Return; and
  b) the Floor Rate.

Reference Stock Return: For each Reference Stock, on any Coupon Valuation Date:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

	Coupon Valuation Date*	Coupon Payment Date**
Coupon Valuation Dates and Coupon Payment Dates:	October 28, 2013	October 31, 2013
	October 28, 2014	October 31, 2014
	October 28, 2015	November 2, 2015
	October 26, 2016	October 31, 2016
	October 26, 2017	October 31, 2017
	October 26, 2018	October 31, 2018
	October 28, 2019	October 31, 2019 (the Maturity Date)

* Subject to the adjustment as described under "Additional Note Terms -Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.

**Expected. 3 business days after the relevant Coupon Valuation Date.

Initial Price: The Official Closing Price (set forth in the table on page PS-2) of the Reference Stock as determined by the calculation agent on the Pricing Date.

Final Price: With respect to each Reference Stock, its Official Closing Price on the relevant Coupon Valuation Date, adjusted as described under "Additional Note Terms -Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.

Official Closing Price: With respect to each Reference Stock, the Official Closing Price on any scheduled trading day during the term of the Notes will be its relevant official price of one share on its Relevant Exchange as of the close of the regular trading session of such exchange and as reported in that exchange's official price determination mechanism, as further described under "Additional Note Terms -Official Closing Price" in the accompanying Stock-Linked Underlying Supplement.

Trade Date: October 26, 2012

Pricing Date: October 26, 2012

Original Issue Date: October 31, 2012

Maturity Date: October 31, 2019, which is 3 business days after the final Coupon Valuation Date. The Maturity Date is subject to adjustment as described under "Additional Note Terms -Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

CUSIP/ISIN: 4042K16L2/US4042K16L23

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to one security offering linked to the Reference Stocks identified on page PS-2. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to ten Reference Stocks. Although the offering of Notes relates to the Reference Stocks identified on page PS-2, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Stocks or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement, beginning on page S-3 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you your Principal Amount plus the Coupon due on the Maturity Date.

Coupons

On each Coupon Payment Date, we will pay you the relevant Coupon. The Coupon is equal to the Principal Amount multiplied by the relevant Coupon Rate. The Coupon Rate will be based on the arithmetic average of the Stock Performances of all the Reference Stocks calculated on the relevant Coupon Valuation Date, but will not be less than the Minimum Coupon Rate. The Stock Performance for each Reference Stock will not be greater than the Auto Cap Rate or less than the Floor Rate. If, for a Coupon Valuation Date, the arithmetic average of the Stock Performance of all the Reference Stocks is equal to or less than the Minimum Coupon Rate, the Coupon Rate for such Coupon Valuation Date will equal the Minimum Coupon Rate. The Coupon Rate will not be less than the Minimum Coupon Rate or greater than the Auto Cap Rate.

If any Coupon Payment Date falls on a day that is not a business day, then the related coupon payment will be paid on the next following business day. In the case of the final Coupon Payment Date, which is also the Maturity Date, in the event that the Maturity Date is postponed as described under "Additional Note Terms—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement, such final Coupon Payment Date will also be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any the foregoing postponements. For information regarding the record dates applicable to the Notes, please see the section entitled "Description of Notes — Interest and Principal Payments — Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

‣ You seek an investment that provides a full repayment of principal, subject to the credit risk of HSBC, if held to maturity, and an annual Coupon based on the average performance of the Reference Stocks that will not be less than the Minimum Coupon Rate or greater than the Auto Cap Rate.

‣ You believe the Coupon Rate on the Coupon Valuation Dates will be an amount sufficient to provide you with a satisfactory return on your investment.

‣ You are comfortable receiving only the Principal Amount of your Notes at maturity plus the applicable Coupon that will not be less than the Minimum Coupon Rate or greater than the Auto Cap Rate.

‣ You are willing to invest in the Notes based on the Auto Cap Rate of 7.00%, which will limit your Coupon on any Coupon Payment Date.

‣ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

‣ You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

‣ You do not seek an investment for which there is an active secondary market.

‣ You are willing to hold the Notes to maturity.

‣ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

‣ You seek an investment where the Coupon is based on the actual performance of the Reference Stocks and is not limited to an Auto Cap Rate.

‣ You believe the average of the prices of the Reference Stocks will generally decrease or remain constant over the term of the Notes.

‣ You are unwilling to receive only the Principal Amount of your Notes plus a Coupon of not less than the Minimum Coupon Rate or greater than the Auto Cap Rate at maturity.

‣ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

‣ You prefer to receive the dividends or other distributions paid on any of the Reference Stocks.

‣ You seek an investment for which there will be an active secondary market.

‣ You are unable or unwilling to hold the Notes to maturity.

‣ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

‣ "— Risks Relating to All Note Issuances" in the prospectus supplement;

‣ "— General risks related to Reference Stocks" in the Stock-Linked Underlying Supplement;

‣ "— Additional risks relating to certain Notes with more than one instrument comprising the Reference Asset" in the Stock-Linked Underlying Supplement; and

‣ "— Additional risks relating to certain Notes with a Reference Asset that includes or relates to one or more non-U.S. company Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The amount of the annual Coupon is uncertain and may be as low as the Minimum Coupon Rate.

The amount of the annual Coupon you receive is not fixed and will depend on the performances of the Reference Stocks. If the arithmetic average of the Stock Performances of all the Reference Stocks is equal to or less than the Minimum Coupon Rate on a Coupon Valuation Date, you will receive a Coupon equal to the Minimum Coupon Rate on the applicable Coupon Payment Date.

You will not directly participate in any appreciation in the value of Reference Stocks and your Coupon is capped.

You will not directly participate in any appreciation in the value of the Reference Stocks. Instead you will receive annual Coupons based upon the formulas described under the captions "Coupon" and "Coupon Rate" on page PS-2. The Coupons payable to you will be based upon whether the Reference Stocks appreciate or depreciate and, if the Reference Stocks depreciate, the amount of such depreciation. Regardless of the extent to which the prices of the Reference Stocks appreciate, the Coupon Rates will not exceed the Auto Cap Rate. Therefore, you may earn significantly less by investing in the Notes than you would have earned by investing directly in the Reference Stocks relevant to your Notes.

Changes in the value of one or more of the Reference Stocks may be offset by changes in the value of one or more of the other Reference Stocks.

The applicable Coupon Rate for each Coupon Payment Date will equal the arithmetic average of the Stock Performances of each Reference Stock on the applicable Coupon Valuation Date. A change in the value of one or more of the Reference Stocks on the applicable Coupon Valuation Date may not correlate with changes in the value of one or more of the other Reference Stocks. The value of one or more Reference Stocks may increase, while the value of one or more of the other Reference Stocks may not increase as much, or may even decrease. Therefore, in calculating the Coupon Rate as of the applicable Coupon Valuation Date, increases in the value of one or more of the Reference Stocks may be moderated, or wholly offset, by lesser increases or decreases in the value of one or more of the other Reference Stocks. In addition, because the Floor Rate for the Notes is substantially lower than the Auto-Cap Rate, the Stock Performance of any one Reference Stock that performs extremely poorly may not be offset by the Stock Performance of any other single Reference Stock.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Coupons or return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

While the payment at maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Notes.

Tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

DESCRIPTION OF THE REFERENCE STOCKS

ALTRIA GROUP, INC. (MO)

Description of Altria Group, Inc.

Altria Group, Inc. is a holding company. The company, through subsidiaries, manufactures and sells cigarettes and other tobacco products, including cigars and pipe tobacco. The company holds an interest in a brewery company. Information filed by MO with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08940 or its CIK Code: 0000764180.

Historical Performance of Altria Group, Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 2, 2007 through October 26, 2012. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 28, 2007	$22.27	$19.47	$21.44	June 30, 2010	$21.91	$19.20	$20.04
December 31, 2007	$24.21	$21.31	$23.31	September 30, 2010	$24.38	$19.89	$24.02
March 31, 2008	$24.55	$20.97	$22.20	December 31, 2010	$26.21	$23.66	$24.62
June 30, 2008	$23.02	$19.95	$20.56	March 31, 2011	$26.27	$23.35	$26.03
September 30, 2008	$21.86	$19.26	$19.84	June 30, 2011	$28.13	$25.81	$26.41
December 31, 2008	$20.91	$14.34	$15.06	September 30, 2011	$27.40	$23.20	$26.81
March 31, 2009	$17.63	$14.50	$16.02	December 30, 2011	$30.40	$25.94	$29.65
June 30, 2009	$17.62	$15.90	$16.39	March 30, 2012	$30.99	$28.00	$30.87
September 30, 2009	$18.70	$16.10	$17.81	June 29, 2012	$34.59	$30.75	$34.55
December 31, 2009	$20.47	$17.28	$19.63	September 28, 2012	$36.29	$32.72	$33.39
March 31, 2010	$20.85	$19.15	$20.52	October 26, 2012*	$34.25	$31.59	$31.76

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 26, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the daily performance of MO's common stock from October 26, 2007 through October 26, 2012 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on October 26, 2012 was $31.76. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



AMGEN INC. (AMGN)

Description of Amgen Inc.

Amgen Inc. is an independent biotechnology medicines company that discovers, develops, manufactures and markets medicines for grievous illnesses. The company focuses solely on human therapeutics and concentrates on innovating novel medicines based on advances in cellular and molecular biology. Information filed by AMGN with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-12477 or its CIK Code: 0000318154.

Historical Performance of Amgen Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 2, 2007 through October 26, 2012. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 28, 2007	$57.74	$48.31	$56.57	June 30, 2010	$61.26	$50.34	$52.60
December 31, 2007	$59.00	$46.21	$46.44	September 30, 2010	$56.84	$50.26	$55.11
March 31, 2008	$48.91	$39.16	$41.78	December 31, 2010	$58.74	$52.19	$54.90
June 30, 2008	$47.41	$41.25	$47.16	March 31, 2011	$58.19	$50.61	$53.45
September 30, 2008	$66.51	$46.86	$59.27	June 30, 2011	$61.53	$52.76	$58.35
December 31, 2008	$62.45	$45.00	$57.75	September 30, 2011	$58.44	$47.75	$54.95
March 31, 2009	$60.14	$45.74	$49.52	December 30, 2011	$65.00	$52.86	$64.21
June 30, 2009	$53.84	$44.97	$52.94	March 30, 2012	$70.00	$63.30	$67.99
September 30, 2009	$64.50	$50.65	$60.23	June 29, 2012	$73.73	$65.38	$73.04
December 31, 2009	$61.85	$51.72	$56.57	September 28, 2012	$85.27	$72.99	$84.32
March 31, 2010	$60.39	$54.66	$59.76	October 26, 2012*	$89.95	$83.65	$87.63

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 26, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the daily performance of AMGN's common stock from October 26, 2007 through October 26, 2012 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on October 26, 2012 was $87.63. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



APPLE INC. (AAPL)

Description of Apple Inc.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Information filed by AAPL with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-10030 or its CIK Code: 0000320193.

Historical Performance of Apple Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 2, 2007 through October 26, 2012. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 28, 2007	$155.00	$111.62	$153.54	June 30, 2010	$279.00	$199.35	$251.53
December 31, 2007	$202.96	$150.64	$198.08	September 30, 2010	$294.73	$235.56	$283.75
March 31, 2008	$200.20	$115.44	$143.50	December 31, 2010	$326.65	$277.77	$322.56
June 30, 2008	$192.24	$144.54	$167.44	March 31, 2011	$364.90	$324.88	$348.45
September 30, 2008	$180.91	$100.61	$113.66	June 30, 2011	$355.00	$310.65	$335.67
December 31, 2008	$116.40	$79.16	$85.35	September 30, 2011	$422.85	$334.22	$381.18
March 31, 2009	$109.90	$78.20	$105.12	December 30, 2011	$426.69	$354.27	$405.00
June 30, 2009	$146.40	$103.90	$142.43	March 30, 2012	$621.42	$409.00	$599.47
September 30, 2009	$188.89	$134.42	$185.37	June 29, 2012	$644.00	$528.69	$584.00
December 31, 2009	$213.94	$180.76	$210.86	September 28, 2012	$705.07	$570.00	$667.26
March 31, 2010	$237.48	$190.26	$234.93	October 26, 2012*	$681.11	$591.00	$604.00

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 26, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the daily performance of AAPL's common stock from October 26, 2007 through October 26, 2012 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on October 26, 2012 was $604.00. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



AT&T INC. (T)

Description of AT&T Inc.

AT&T Inc. is a communications holding company. The company, through its subsidiaries and affiliates, provides local and long-distance phone service, wireless and data communications, Internet access and messaging, IP-based and satellite television, security services, telecommunications equipment, and directory advertising and publishing. Information filed by T with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") can be located by reference to its SEC file number: 001-08610 or its CIK Code: 0000732717

Historical Performance of AT&T Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 2, 2007 through October 26, 2012. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 28, 2007	$42.97	$36.53	$42.31	June 30, 2010	$26.75	$23.78	$24.19
December 31, 2007	$42.79	$36.25	$41.56	September 30, 2010	$29.15	$23.89	$28.60
March 31, 2008	$41.94	$32.95	$38.30	December 31, 2010	$29.55	$27.50	$29.38
June 30, 2008	$40.70	$32.64	$33.69	March 31, 2011	$30.96	$27.20	$30.60
September 30, 2008	$33.58	$27.51	$27.92	June 30, 2011	$31.93	$29.91	$31.41
December 31, 2008	$30.65	$20.90	$28.50	September 30, 2011	$31.77	$27.29	$28.52
March 31, 2009	$29.46	$21.62	$25.20	December 30, 2011	$30.30	$27.41	$30.24
June 30, 2009	$27.09	$23.38	$24.84	March 30, 2012	$31.97	$29.02	$31.23
September 30, 2009	$27.68	$23.19	$27.01	June 29, 2012	$36.00	$29.95	$35.66
December 31, 2009	$28.61	$25.00	$28.03	September 28, 2012	$38.58	$34.24	$37.70
March 31, 2010	$28.67	$24.61	$25.84	October 26, 2012*	$38.43	$33.00	$34.63

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 26, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the daily performance of T's common stock from October 26, 2007 through October 26, 2012 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on October 26, 2012 was $34.63. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



EXELON CORPORATION (EXC)

Description of Exelon Corporation

Exelon Corporation is a utility services holding company. The company, through its subsidiaries distributes electricity to customers in Illinois and Pennsylvania. The company also distributes gas to customers in the Philadelphia area as well as operates nuclear power plants in states that include Pennsylvania and New Jersey. Information filed by EXC with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-16169 or its CIK Code: 0001109357.

Historical Performance of Exelon Corporation

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 2, 2007 through October 26, 2012. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 28, 2007	$82.60	$64.73	$75.36	June 30, 2010	$45.10	$37.25	$37.97
December 31, 2007	$86.83	$73.80	$81.64	September 30, 2010	$43.32	$37.63	$42.58
March 31, 2008	$87.25	$70.33	$81.27	December 31, 2010	$44.49	$39.05	$41.64
June 30, 2008	$91.84	$81.00	$89.96	March 31, 2011	$43.58	$39.06	$41.24
September 30, 2008	$92.10	$60.00	$62.62	June 30, 2011	$42.89	$39.53	$42.84
December 31, 2008	$62.98	$41.25	$55.61	September 30, 2011	$45.26	$39.51	$42.61
March 31, 2009	$58.98	$38.72	$45.39	December 30, 2011	$45.45	$39.93	$43.37
June 30, 2009	$51.46	$44.33	$51.21	March 30, 2012	$43.36	$38.31	$39.21
September 30, 2009	$54.47	$47.30	$49.62	June 29, 2012	$39.36	$36.27	$37.62
December 31, 2009	$51.98	$45.90	$48.87	September 28, 2012	$39.75	$34.54	$35.58
March 31, 2010	$49.88	$42.97	$43.81	October 26, 2012*	$37.49	$35.21	$35.49

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 26, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the daily performance of EXC's common stock from October 26, 2007 through October 26, 2012 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on October 26, 2012 was $35.49. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



MAXIM INTEGRATED PRODUCTS, INC. (MXIM)

Description of Maxim Integrated Products, Inc.

Maxim Integrated Products, Inc. designs, develops, manufactures, and markets a broad range of linear and mixed-signal integrated circuits. The company also provides a range of high-frequency design processes and capabilities that can be used in custom design. Information filed by MXIM with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-34192 or its CIK Code: 0000743316.

Historical Performance of Maxim Integrated Products, Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 2, 2007 through October 26, 2012. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 28, 2007	$35.32	$27.15	$29.35	June 30, 2010	$21.36	$16.33	$16.73
December 31, 2007	$29.85	$22.01	$26.48	September 30, 2010	$18.80	$15.67	$18.51
March 31, 2008	$26.83	$16.54	$20.39	December 31, 2010	$24.89	$17.96	$23.62
June 30, 2008	$24.15	$18.87	$21.15	March 31, 2011	$28.44	$23.27	$25.60
September 30, 2008	$22.70	$16.30	$18.10	June 30, 2011	$28.39	$23.72	$25.56
December 31, 2008	$18.92	$10.72	$11.42	September 30, 2011	$26.22	$20.62	$23.33
March 31, 2009	$14.18	$11.01	$13.21	December 30, 2011	$27.46	$22.43	$26.04
June 30, 2009	$16.94	$12.95	$15.69	March 30, 2012	$29.25	$25.71	$28.59
September 30, 2009	$19.40	$14.97	$18.14	June 29, 2012	$30.00	$24.27	$25.64
December 31, 2009	$20.95	$16.50	$20.30	September 28, 2012	$28.96	$23.55	$26.62
March 31, 2010	$20.68	$17.26	$19.39	October 26, 2012*	$28.12	$26.26	$27.77

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 26, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the daily performance of MXIM's common stock from October 26, 2007 through October 26, 2012 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on October 26, 2012 was $27.77. **Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.**



MONSANTO CO. (MON)

Description of Monsanto Co.

Monsanto Company provides agricultural products for farmers. The company's business segments are seeds and genomics. The company produces a wide range of seeds and develops biotechnology traits that assist farmers in controlling insects and weeds as well as provides other seed companies with genetic material and biotechnology traits for their seed brands. Information filed by MON with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-16167 or its CIK Code: 0001110783.

Historical Performance of Monsanto Co.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 2, 2007 through October 26, 2012. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 28, 2007	$86.89	$58.50	$85.74	June 30, 2010	$71.98	$45.30	$46.22
December 31, 2007	$116.24	$82.51	$111.69	September 30, 2010	$62.24	$44.61	$47.93
March 31, 2008	$129.28	$90.86	$111.50	December 31, 2010	$69.82	$47.50	$69.64
June 30, 2008	$145.17	$104.60	$126.44	March 31, 2011	$76.68	$64.90	$72.26
September 30, 2008	$126.90	$92.74	$98.98	June 30, 2011	$74.46	$62.30	$72.54
December 31, 2008	$100.69	$63.47	$70.35	September 30, 2011	$77.09	$59.99	$60.04
March 31, 2009	$87.92	$69.63	$83.10	December 30, 2011	$78.70	$58.90	$70.07
June 30, 2009	$93.35	$73.57	$74.34	March 30, 2012	$83.94	$71.29	$79.76
September 30, 2009	$87.27	$70.09	$77.40	June 29, 2012	$83.27	$69.71	$82.78
December 31, 2009	$84.90	$66.58	$81.75	September 28, 2012	$91.95	$81.50	$91.02
March 31, 2010	$87.06	$70.05	$71.42	October 26, 2012*	$92.18	$85.93	$86.60

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 26, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the daily performance of MON's common stock from October 26, 2007 through October 26, 2012 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on October 26, 2012 was $86.60. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



PFIZER INC. (PFE)

Description of Pfizer Inc.

Pfizer Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines. Information filed by PFE with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-03619 or its CIK Code: 0000078003.

Historical Performance of Pfizer, Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 2, 2007 through October 26, 2012. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 28, 2007	$26.15	$23.14	$24.43	June 30, 2010	$17.39	$14.18	$14.26
December 31, 2007	$25.71	$22.24	$22.73	September 30, 2010	$17.50	$14.00	$17.17
March 31, 2008	$24.21	$20.19	$20.93	December 31, 2010	$17.90	$16.26	$17.51
June 30, 2008	$21.60	$17.12	$17.47	March 31, 2011	$20.57	$17.63	$20.31
September 30, 2008	$20.13	$17.16	$18.44	June 30, 2011	$21.45	$19.10	$20.60
December 31, 2008	$19.39	$14.26	$17.71	September 30, 2011	$20.95	$16.63	$17.68
March 31, 2009	$18.48	$11.62	$13.62	December 30, 2011	$21.90	$17.05	$21.64
June 30, 2009	$15.60	$12.75	$15.00	March 30, 2012	$22.80	$20.76	$22.66
September 30, 2009	$16.98	$14.11	$16.55	June 29, 2012	$23.30	$21.40	$23.00
December 31, 2009	$18.99	$16.07	$18.19	September 28, 2012	$25.15	$22.16	$24.85
March 31, 2010	$20.36	$16.80	$17.15	October 26, 2012*	$26.08	$24.77	$25.43

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 26, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the daily performance of PFE's common stock from October 26, 2007 through October 26, 2012 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on October 26, 2012 was $25.43. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



SILVER WHEATON CORP. (SLW)

Description of Silver Wheaton Corp.

Silver Wheaton Corporation purchases and sells by-product silver from operating mines. The company has long term contracts to purchase all or a portion of the silver production from mines in Mexico, Sweden, Peru, Greece and the United States.   Information filed by SLW with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-32482 or its CIK Code: 0001323404.

Historical Performance of Silver Wheaton Corp.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 2, 2007 through October 26, 2012. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 28, 2007	$14.91	$9.72	$14.02	June 30, 2010	$21.89	$15.96	$20.10
December 31, 2007	$18.30	$13.12	$16.97	September 30, 2010	$27.10	$17.64	$26.65
March 31, 2008	$19.53	$14.25	$15.53	December 31, 2010	$42.34	$25.35	$39.04
June 30, 2008	$17.60	$12.56	$14.65	March 31, 2011	$46.38	$28.86	$43.36
September 30, 2008	$15.93	$7.66	$8.15	June 30, 2011	$47.59	$29.79	$33.00
December 31, 2008	$8.65	$2.51	$6.49	September 30, 2011	$42.50	$29.31	$29.45
March 31, 2009	$8.81	$4.88	$8.23	December 30, 2011	$37.37	$25.84	$28.96
June 30, 2009	$10.97	$7.07	$8.24	March 30, 2012	$40.35	$29.75	$33.20
September 30, 2009	$13.33	$7.12	$12.59	June 29, 2012	$34.19	$23.00	$26.84
December 31, 2009	$17.44	$11.67	$15.02	September 28, 2012	$40.28	$25.00	$39.71
March 31, 2010	$17.80	$13.04	$15.68	October 26, 2012*	$40.91	$37.40	$39.26

> * As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 26, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the daily performance of SLW's common stock from October 26, 2007 through October 26, 2012 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on October 26, 2012 was $39.26. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



WELLS FARGO & COMPANY (WFC)

Description of Wells Fargo & Company

Wells Fargo & Company is a diversified financial services company providing banking, insurance, investments, mortgage, leasing, credit cards, and consumer finance. The company operates through physical stores, the Internet and other distribution channels across North America and elsewhere internationally. Information filed by WFC with the SEC under the Exchange Act can be located by reference to its SEC file number: 333-180728 or its CIK Code: 0000072971.

Historical Performance of Wells Fargo & Company

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 2, 2007 through October 26, 2012. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 28, 2007	$37.99	$32.67	$35.62	June 30, 2010	$34.25	$25.52	$25.60
December 31, 2007	$37.78	$29.29	$30.19	September 30, 2010	$28.77	$23.02	$25.13
March 31, 2008	$34.56	$24.42	$29.10	December 31, 2010	$31.61	$23.37	$30.99
June 30, 2008	$32.34	$23.46	$23.75	March 31, 2011	$34.25	$30.63	$31.70
September 30, 2008	$42.50	$20.46	$37.53	June 30, 2011	$32.63	$25.26	$28.06
December 31, 2008	$38.95	$19.90	$29.48	September 30, 2011	$29.63	$22.59	$24.12
March 31, 2009	$30.09	$7.80	$14.24	December 30, 2011	$27.97	$22.62	$27.56
June 30, 2009	$28.45	$13.65	$24.26	March 30, 2012	$34.59	$27.98	$34.14
September 30, 2009	$29.56	$22.08	$28.18	June 29, 2012	$34.59	$29.80	$33.44
December 31, 2009	$31.53	$25.01	$26.99	September 28, 2012	$36.60	$32.63	$34.53
March 31, 2010	$31.99	$26.37	$31.12	October 26, 2012*	$36.34	$33.50	$33.97

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through October 26, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

The graph below illustrates the daily performance of WFC's common stock from October 26, 2007 through October 26, 2012 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on October 26, 2012 was $33.97. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. These examples are representative of only a few possible scenarios concerning increases or decreases in the prices of the Reference Stocks relative to their Initial Prices and how those increases and decreases affect the Coupons payable on the Notes. There are an unlimited number of scenarios concerning the increases and decreases in the prices of the Reference Stocks relative to their Initial Prices and each scenario will affect the Coupons payable on the Notes differently. We cannot predict the Official Closing Prices of the Reference Stocks on the Coupon Valuation Dates. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and you should not take these examples as an indication or assurance of the expected performance of the Reference Stocks or return on the Notes. The total payment you receive over the term of the Notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC.

The examples below illustrate the Coupon Payments on a $1,000 investment in the Notes for a hypothetical range of performance for the Reference Stocks. The following results are based solely on the assumptions outlined below. The potential returns described here show potential valuations for different Coupon Valuation Dates during the term of the Notes. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing below have been rounded for ease of analysis. The following examples reflect the Floor Rate of -25.00%, the Auto Cap Rate of 7.00%, and the Minimum Coupon Rate of 0.80% per annum.

Example 1: Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
MO	12.00%	7.00%
AMGN	2.50%	7.00%
AAPL	-5.00%	-5.00%
T	-11.00%	-11.00%
EXC	3.50%	7.00%
MXIM	-36.00%	-25.00%
MON	-6.75%	-6.75%
PFE	2.50%	7.00%
SLW	-7.50%	-7.50%
WFC	2.00%	7.00%
Average Stock Performance =		**-2.03%**
Minimum Coupon Rate =		**0.80%**
Coupon Rate =		**0.80%**
Coupon =		**$8.00**

Explanation for Example 1

As illustrated above, the hypothetical Reference Stock Return of 5 of the 10 Reference Stocks (MO, AMGN, EXC, PFE and WFC) is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 7.00%. The Reference Stock Return of 1 of the 10 Reference Stocks (MXIM) is lower than the Floor Rate of -25.00%, and therefore, such Reference Stock will have a hypothetical Stock Performance equal to the Floor Rate of -25.00%. The average Stock Performance of -2.03% is less than the Minimum Coupon Rate of 0.80% and therefore, the Coupon Rate is 0.80% and you would receive a Coupon of $8.00 on the applicable Coupon Payment Date.

Example 2: Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
MO	1.00%	7.00%
AMGN	8.50%	7.00%
AAPL	9.00%	7.00%
T	25.00%	7.00%
EXC	13.00%	7.00%
MXIM	9.00%	7.00%
MON	7.00%	7.00%
PFE	9.00%	7.00%
SLW	16.00%	7.00%
WFC	4.00%	7.00%
Average Stock Performance =		7.00%
Minimum Coupon Rate =		0.80%
Coupon Rate =		7.00%
Coupon =		$70.00

Explanation for Example 2

As illustrated above, the hypothetical Reference Stock Return of all 10 of the Reference Stocks is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 7.00%. The average Stock Performance equals 7.00% and you would receive a Coupon of $70.00 on the applicable Coupon Payment Date.

Example 3: Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
MO	20.00%	7.00%
AMGN	18.50%	7.00%
AAPL	-70.00%	-25.00%
T	65.00%	7.00%
EXC	10.00%	7.00%
MXIM	5.00%	7.00%
MON	-0.50%	-0.50%
PFE	9.00%	7.00%
SLW	7.00%	7.00%
WFC	6.75%	7.00%
Average Stock Performance =		3.05%
Minimum Coupon Rate =		0.80%
Coupon Rate =		3.05%
Coupon =		$30.50

Explanation for Example 3

As illustrated above, the hypothetical Reference Stock Return of 8 of the 10 Reference Stocks (MO, AMGN, T, EXC, MXIM, PFE, SLW and WFC) is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 7.00%. The Reference Stock Return of 1 of the 10 Reference Stocks (AAPL) is lower than the Floor Rate of -25.00%, and therefore, such Reference Stock will have a hypothetical Stock Performance equal to the Floor Rate of -25.00%. The average Stock Performance is 3.05% and you would receive a Coupon of $30.50 on the applicable Coupon Payment Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, you will not be entitled to any additional payments, other than your Principal Amount, with respect to the Notes. The accelerated Maturity Date will be the third business day following the date of acceleration, and on such accelerated Maturity Date you will be entitled to receive $1,000 per $1,000 Principal Amount of Notes you hold.

For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 4.20% and referral fees of up to 1.75% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 4.75% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as variable rate debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as variable rate debt instruments for all U.S. federal income tax purposes and, based on certain factual representations received from us, in the opinion of Morrison & Foerster LLP, our special U.S. tax counsel, it is reasonable to treat the Notes as variable rate debt instruments. Assuming the Notes are treated as variable rate debt instruments, Coupons paid on the Notes generally should be taxable to you as ordinary interest income at the time they accrue or are received in accordance with the your regular method of accounting for U.S. federal income tax purposes. You should review the discussion set forth in "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Variable Rate Debt Instruments" in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss.

We will not attempt to ascertain whether any Reference Stock Issuer would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If a Reference Stock Issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Stock Issuers and consult your tax advisor regarding the possible consequences to you if a Reference Stock Issuer is or becomes a PFIC or a USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes may be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, subject to taxation under the "noncontingent bond method," as described in the discussion under "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the accompanying prospectus supplement. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

TABLE OF CONTENTS

Pricing Supplement

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

$1,402,000 Annual Income Opportunity Notes with Auto Cap Linked to a Basket of Industry Titans

October 26, 2012

PRICING SUPPLEMENT